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Exhibit (a)(1)(L)

Evraz Successfully Completes Tender Offer for Shares of Oregon Steel with
Approximately 91.5 Percent of Shares Tendered

        LUXEMBOURG, January 12, 2007—Evraz Group S.A. (LSE:EVR) today announced that the cash tender offer by its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc. to purchase outstanding shares of common stock (including the associated preferred stock purchase rights) of Oregon Steel Mills, Inc. (NYSE:OS) has been successfully completed.

        Evraz and Oscar Acquisition Merger Sub, Inc. have been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of the expiration of the offer at 5:00 p.m., New York City time, on January 12, 2007, stockholders of Oregon Steel had tendered into the tender offer 32,784,081 shares of Oregon Steel common stock, including 2,012,151 shares of common stock delivered pursuant to notices of guaranteed delivery, representing approximately 91.5 percent of the outstanding shares of common stock of Oregon Steel. Evraz has accepted for payment all shares of Oregon Steel common stock that were validly tendered during the offer period.

        In accordance with the previously announced merger agreement, Evraz now intends to effect a short-form merger. Pursuant to the merger agreement, each share of Oregon Steel common stock not accepted for payment in the tender offer, other than those as to which holders exercise dissenters' rights and those held by Evraz or Oregon Steel or their respective subsidiaries, will be converted in the merger into the right to receive $63.25 in cash, without interest and less any required withholding taxes. This is the same price per share paid during the tender offer. Evraz intends to complete the short-form merger in the next several days.

Forward Looking Statements

        This press release contains forward-looking statements. These statements are based on Evraz's and Oregon Steel's current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies' businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel's report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005. Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

About Evraz Group S.A.

        Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and a 24.9% equity interest in Highveld Steel and Vanadium Corporation, South Africa.

        For further information visit www.evraz.com

# # #

        Evraz Group Corporate Affairs and Investor Relations Irina Kibina, +7 495 232 1370 IR@evraz.com, Edelman, for Evraz: John Dillard / Chris Mittendorf, +1 212 704 8174 / 8134 john.dillard@edelman.com christopher.mittendorf@edelman.com, or MacKenzie Partners, for Evraz: Dan Burch +1 212 929 5500.

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Evraz Successfully Completes Tender Offer for Shares of Oregon Steel with Approximately 91.5 Percent of Shares Tendered